02022316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 7-8-02

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JUL 02 2002 SECURITIES PROCESSING SECTION WASH., D.C. 164

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFN INVEST

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

142 Convoy Street
(No. and Street)

Playa Del Rey, CA 90293
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Openshaw (310) 821-4647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Bradley J. CPA
(Name – *if individual, state last, first, middle name*)

1421 N. Wanda Road, Ste 200, P.O. Box 6629, Orange, CA 92863-6629
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, NICK DERMIGNY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFN INVEST, as of JUNE 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 1st
DAY OF July 20 02
STATE OF NEW YORK
COUNTY OF Queens }S.S.

Mei Ling Yi
Notary Public

X [signature]
Signature

X CEO
Title

MEI LING YI
Notary Public, State Of New York
No. 01YI6055933
Qualified In Queens County
Commission Expires March 12, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFN INVEST

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

WFN INVEST

MARCH 31, 2002 AND 2001

TABLE OF CONTENTS

BRADLEY J. SMITH
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

June 26, 2002

Stockholders and Board of Directors
WFN Invest

We have audited the accompanying balance sheets of WFN Invest as of March 31, 2002 and 2001, and the statement of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of WFN Invest as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bradley J. Smith CPA

Bradley J. Smith
Certified Public Accountant

1421 N. WANDA - SUITE 200 • P.O. BOX 6629 • ORANGE, CA • 92863-6629
[714] 639-4042 • FAX: [714] 639-4135 • WWW.BJS-CPA.COM

WFN INVEST

BALANCE SHEET

MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and Cash Equivalents	$ 11,100	$ 11,324
OTHER ASSETS		
TOTAL ASSETS	$ 11,100	$ 11,324

WFN INVEST

BALANCE SHEET

MARCH 31, 2002 AND 2001

LIABILITIES

	2002	2001
CURRENT LIABILITIES		
LONG TERM LIABILITIES		

STOCKHOLDER'S EQUITY

	2002	2001
EQUITY		
Common Stock - no par value; authorized 10,000 shares; issued and outstanding 3,000 shares	$ 100	$ 100
Paid in Capital	32,663	32,663
Retained Earnings (Deficit)	(21,663)	(21,439)
Total Stockholders' Equity	11,100	11,324
TOTAL LIABILITIES AND EQUITY	$ 11,100	$ 11,324

WFN INVEST

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUE	$ 0	$ 0
DIRECT EXPENSES		
EXPENSES		
Accounting Fees		5,491
Management Fees	500	-
Consulting Fees		253
Salaries	-	12,500
Miscellaneous	26	15,752
Registration	-	13,920
Total Expenses	526	47,916
LOSS FROM OPERATIONS	(526)	(47,916)
OTHER INCOME (EXPENSES)		
Interest Income on Escrow Account	302	1,197
LOSS BEFORE TAXES	(224)	(46,719)
NET LOSS	(224)	(46,719)
RETAINED EARNINGS (DEFICIT), BEGINNING	(21,439)	25,280
RETAINED DEFICIT, ENDING	$ (21,663)	$ (21,439)

WFN INVEST

STATEMENT OF CASH FLOWS

MARCH 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (224)	$ (46,719)
Change in assets and liabilities:		
Net cash provided by operating activities	(224)	(46,719)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid in Capital	-	32,663
DECREASE IN CASH	(224)	(14,056)
CASH, beginning of year	11,324	25,380
CASH, end of year	$ 11,100	$ 11,324

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:		
Interest	0	0
Taxes	$ 0	$ 0

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
WFN Invest (the Company) was incorporated in the State of California on September 18, 1990. The Company currently serves as a consultant or advisor to borrowers in the capital markets or insurers offering credit enhancement to the same.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, cash and cash equivalents are defined as cash in operating accounts.

Organization Costs
Organization costs have been capitalized and are being depreciated over three years using the straight-line method.

NOTE 2 - INCOME TAXES

It is the policy of the Company to record income taxes based upon on pre-tax financial statement income. There is no deferred tax liability or benefit recorded as of the balance sheet date.

NOTE 3 - RELATED PARTY TRANSACTION

During the fiscal year, the Company shared office space with another corporation under common ownership, at no charge.

In addition, the Company occasionally uses consulting services provided by a related party. These fees become payable as services are received throughout the year.

WFN INVEST

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

NOTE 4 - COMPUTATION OF NET CAPITAL

The computation of net capital for the Company is as follows:

	2002	2001
Stockholders' Equity at March 31,	$ 11,100	11,324
Adjustments:		
Unaccepted Assets		
Accounts Receivable	NONE	NONE
Other Adjustments:		
Accounts Payable	NONE	NONE
Net Capital at March 31, 2002	11,100	11,324
Net Capital Requirement for Brokers Who Do Not Generally Carry Customers' Accounts as determined by Rule 15c3-1 Under the Securities Exchange Act of 1934.	$ 5,000	

WFN Invest met the net capital requirements as of March 31, 2002.

NOTE 5 - SUBSEQUENT EVENTS

During the past fiscal year, management entered into a binding agreement to sell 100% of the outstanding stock of the Company to an investor group located in New York, New York. The Company has made application for transfer of ownership to the NASD, and is currently awaiting final approval.

WFN INVEST

SCHEDULE 1
NET CAPITAL COMPUTATION

MARCH 31, 2002

		2002	2001
ASSETS			
Cash		$ -	$ -
Deposit Reserve		11,100	11,324
TOTAL ASSETS		11,100	11,324
TOTAL LIABILITIES		NONE	NONE
NET CAPITAL		$ 11,100	$ 11,324

WFN INVEST

SCHEDULE 2
COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2002

	2002	2001
LIABILITIES	NONE	NONE
TOTAL LIABILITIES	NONE	NONE

BRADLEY J. SMITH
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

June 26, 2002

Board of Directors
WFN Invest

In planning and performing our audit of the financial statements of WFN Invest (the Company) for the years ended March 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WFN Invest that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the above paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the above objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1421 N. WANDA - SUITE 200 • P.O. BOX 6629 • ORANGE, CA • 92863-6629
[714] 639-4042 • FAX: [714] 639-4135 • WWW.BJS-CPA.COM

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 and 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bradley J. Smith
Certified Public Accountant